FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Research In Motion to Acquire QNX Software Unit from Harman International	2
2.	RIM to Host Capital Markets Day on April 26 at WES 2010	1

Document 1

FOR IMMEDIATE RELEASE

Contacts:

Darrin Shewchuk                                                                                     Marisa Conway
Director, Corporate Communications                                                   Brodeur (PR Agency for RIM)
Harman International Industries, Incorporated                                   mconway@brodeur.com
203.328.3500                                                                                              212-336-7509
darrin.shewchuk@harman.com

RIM Investor Relations
investor_relations@rim.com
519-888-7465

Research In Motion to Acquire QNX Software Unit from Harman International

Move furthers innovation among parties for mobility, connectivity and intelligent automotive markets

STAMFORD, CT and WATERLOO, ON – April 9, 2010 – Harman International (NYSE:HAR) and Research In Motion (RIM) (NASDAQ:RIMM; TSX:RIM) announced today that the two companies have reached an agreement for RIM to acquire QNX Software Systems.  The deal is subject to regulatory approval and is anticipated to close within 35-45 days.  This strategic move is expected to further strengthen QNX penetration in the automotive market and foster innovation for markets served by all parties.

“RIM is excited about the planned acquisition of QNX Software Systems and we look forward to ongoing collaboration between Harman, QNX and RIM to further integrate and enhance the user experience between smartphones and in-vehicle audio and infotainment systems,” said Mike Lazaridis, President and Co-CEO at RIM.  “In addition to our interests in expanding the opportunities for QNX in the automotive sector and other markets, we believe that the planned acquisition of QNX will also bring other value to RIM in terms of supporting certain unannounced product plans for intelligent peripherals, adding valuable intellectual property to RIM's portfolio and providing long-term synergies for the companies based on the significant and complementary OS expertise that exists within the RIM and QNX teams today."

“We welcome the opportunities that a strengthened relationship with RIM will create, as two innovation leaders collaborate to bring new connectivity solutions to the industry,” said Dinesh C. Paliwal, Harman’s Chairman, President and CEO.  “We expect to maintain our close association with QNX and the cutting-edge software solutions it provides to Harman and our customers.  We believe our leading customers will fully endorse this move and see it as a major step in advancing seamless connectivity and integration among intelligent devices.”

"Like Harman, RIM shares our passion for innovation and reliability, so we are absolutely thrilled with this opportunity,” said Dan Dodge, CEO, QNX Software Systems. “Moreover, RIM will give us the best of all possible mandates: to continue on our innovation path and to increase investment in our core products, professional services, and go-to-market channels. This is a great time to be a QNX customer, as we focus on collaborating with RIM to create an even more exciting platform for the next generation of connected and embedded devices.”

About Harman International
Harman International (www.harman.com) designs, manufactures and markets a wide range of audio and infotainment products for the automotive, consumer and professional markets. The Company maintains a strong presence in the Americas, Europe and Asia and employs about 11,000 people worldwide. The Harman International family of brands spans some 15 leading names including AKG®, Harman Kardon®, Infinity®, JBL®, Lexicon® and Mark Levinson®.  The company’s stock is traded on the New York Stock Exchange under the symbol HAR.

About QNX
QNX Software Systems, based in Ottawa, Ontario, was founded in 1980 and acquired by Harman International in 2004.  The unit’s QNX® Neutrino® open platform operating system is deployed across multiple business sectors including automotive, industrial, telecommunications, medical, defense, and aerospace.  For additional information, visit www.qnx.com.

About Research In Motion (RIM)
Research In Motion (RIM) is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in the Americas, Europe and Asia Pacific. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s acquisition of QNX Software Division of Harman International, including statements relating to further innovation among the parties; the expected time required to close the deal; the strengthening of QNX’s penetration in certain markets; the anticipated value of the acquisition and QNX to RIM in terms of supporting certain unannounced product plans for intelligent peripherals, adding valuable intellectual property to RIM's portfolio and providing long-term synergies for the companies; new connectivity solutions; the continuing close association between QNX and Harman International; the innovation path of QNX; increased investment in QNX core products, professional services, and go-to-market channels; and the creation of platforms for the next generation of connected and embedded devices. The terms “continue”, “expected”, “believe”, “ongoing”, “anticipated”, “will”, “opportunity” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM, Harman International and QNX in light of their respective experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors that RIM, Harman International and QNX believe are appropriate in the circumstances including but not limited their perceptions of the timing, terms and benefits of the proposed acquisition. Many factors could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the parties’ ability to consummate the proposed acquisition; RIM’s ability to successfully integrate the operations of QNX; RIM's ability to realize upon the anticipated growth prospects and potential synergies relating to the acquisition of QNX; the timing and receipt of regulatory and governmental approvals necessary to complete the acquisition; RIM's ability to attract and retain QNX’s key employees following the acquisition; RIM’s ability to enhance QNX’s current products and develop new products; other risks relating to RIM’s business as discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov), and RIM’s other public filings with the Securities and Exchange Commission and Canadian securities regulators. These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements made by RIM, Harman International or QNX.  Neither RIM, Harman International nor QNX have any intention and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

April 12, 2010
FOR IMMEDIATE RELEASE

RIM TO HOST CAPITAL MARKETS DAY ON APRIL 26 AT WES
2010

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will host its 2010 Capital Markets Day at WES 2010 on Monday, April 26, 2010 beginning at 9:15 a.m. EST. This event will be webcast and can be accessed on RIM's web site at http://www.rim.com/investors/events/index.shtml. A replay of the webcast will also be available on the website for two weeks following the event.

For more information about WES 2010, please visit: www.attendwes.com.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact Marisa Conway Brodeur Partners (PR Agency for RIM) (212) 336-7509 mconway@brodeur.com	Investor Contact RIM Investor Relations (519) 888-7465 investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 13, 2010	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations